Exhibit 99.13

CONSENT OF EXPERT

The undersigned hereby consents to the use of my name and references to, excerpts from, and summaries of the Technical Report titled “NI 43-101 Technical Report Carangas Deposit Preliminary Economic Assessment” (effective date September 5, 2024), which is included in, or incorporated by reference into, the Annual Report on Form 40-F of New Pacific Metals Corp. for the year ended June 30, 2025 being filed with the United States Securities and Exchange Commission.

Dated: September 15, 2025

/s/ Pedro Repetto
Pedro Repetto, SME, P.E.